UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on February 4, 2015, entitled "Eldar Sætre new president and CEO of Statoil".

Eldar Sætre new president and CEO of Statoil

Statoil’s (OSE: STL, NYSE: STO) board of directors has appointed Eldar Sætre as new president and CEO.

Sætre has been acting as president and CEO since October, and assumes the role with immediate effect. He has 35 years of experience from Statoil and the oil and gas industry.

"Eldar Sætre was our first choice. The industry and company are facing demanding challenges. Eldar stands out with his long experience and ability to create change. Those are qualities we need in times like these. I am extra pleased that we were able to recruit the next CEO from within Statoil," says Statoil board chair Svein Rennemo.

Sætre has extensive operational and financial experience from Statoil. He has been a member of the corporate executive committee since 2003. He started as chief financial officer, and later became executive vice president for the Marketing, Processing and Renewable Energy (MPR) business area.

"Statoil is well positioned for the future. We have a solid financial platform, and a highly competent organisation. Our industry is currently experiencing large uncertainty. Statoil started the work to improve our competitiveness early. We have our work cut out for us, but we are well prepared to tackle these challenging times," says Eldar Sætre, Statoil’s new president and CEO.

"Statoil is changing, but one thing remains firm: My first and foremost responsibility is for safe and secure operations," Sætre says.

"Going forward we will bring with us the best of what Statoil represents. Our key focus will be on the Norwegian continental shelf, where we will look to deepen and extend our position. At the same time we will continue to pursue international opportunities, where we have competitive advantages," says Sætre.

"Statoil´s strategy is future oriented and well anchored. Three areas stand out to me as of particular importance: On the Norwegian continental shelf we will strengthen and extend our position. Internationally we will invest where we can create material and profitable positions. We will also strengthen our efforts in the transition to a low carbon society. Competitiveness and sustainability is of critical importance, either in oil and gas production or future projects in renewable energy," Sætre says.

Board chair Svein Rennemo has headed a subcommittee of the board that, following the resignation of Helge Lund in October of last year, has been responsible for the search for Statoil’s next CEO.

"We have conducted a comprehensive search. We have evaluated Norwegian and international candidates, both inside and outside the company," says Rennemo. He points to three main challenges for the next CEO:

  Improving Statoil’s competitiveness, through a strengthened efficiency and improvement agenda.
  Navigating a macroeconomic situation with larger uncertainty and stronger pressure on industry margins.
  Increasing the speed of the company’s transition towards a low-carbon society.

"The candidate we were looking for needed in-depth knowledge of the oil and gas industry, and a strong understanding of Statoil´s challenges and opportunities. Those are non-negotiables for succeeding in this role," says Rennemo.

When Sætre was appointed as acting CEO, he expressed to the board that he would not be a candidate for the job on a permanent basis.

"We are glad he changed his mind. At the same time, we wanted the benefit of carrying out a broad search. Statoil needs the best candidate," Rennemo says.

"When I came into the job, I fully experienced how inspiring and energising this position is. I enjoy the challenges, and look forward to taking on the job with an even longer perspective," says Sætre.

Sætre’s annual fixed salary will be NOK 7.7 million, whereof 5.7 will be pensionable income. He will participate in Statoil’s programs for annual variable pay and long-term incentives, as previously established for the CEO position and described in the board's statement on executive remuneration.

Sætre will keep his existing pension agreement, which entails a right to resign at 62.

"I take on the job with a long-term perspective on the tasks and challenges. I will do it for as long as the board and I agree that I am the right man for the job," says Eldar Sætre.

Eldar Sætre played a key role during Statoil’s IPO and the merger with Norsk Hydro’s oil and gas division.  He was responsible for the updated strategy for marketing of natural gas to the European market. He has also led the improvement work at Statoil’s onshore facilities.

Statoil will host a press conference at 10:30 CET at the company´s office at Martin Linges vei 33, Fornebu, Oslo. Chairman Svein Rennemo and CEO Eldar Sætre will be present. The press conference will be in Norwegian. The press conference will be webcasted.

Press contact
Jannik Lindbæk jr,
Vice president, media relations
Telefon: +47 977 55 622
jljr@statoil.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 4, 2015	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer